UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-11005

ARACRUZ CELULOSE S.A.

(Exact name of registrant as specified in its charter)

Av. Brigadeiro Faria Lima, 2277, 4th floor

01452-000 São Paulo, SP, Brazil

+55-11-3301-4111

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Class B Preferred Stock (represented by American Depositary Shares (evidenced by American Depositary

Receipts), each American Depositary Share representing 10 underlying shares of Class B Preferred Stock)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

A. Aracruz Celulose S.A., or Aracruz or the Company, first became obligated to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, in May 1992.

B. Aracruz has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the Securities and Exchange Commission, or the Commission, for the 12 months preceding the filing of this Form 15F. In addition, Aracruz has regularly filed annual reports under Section 13(a), including its annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on June 30, 2009.

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

Not applicable.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

A. The primary trading market for the Class B Preferred Shares of Aracruz had been Brazil, where the Company’s Class B Preferred Shares used to trade on the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa S.A.—Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA. The BM&FBOVESPA is located in the city of São Paulo, Brazil.

B. The Company’s Class B Preferred Shares were first listed on the BM&FBOVESPA on January 21, 1985. The Company’s Class B Preferred Shares had been listed on the BM&FBOVESPA through November 17, 2009.

C. For the 12-month period from November 16, 2008 to November 17, 2009 (the last trading date of the Aracruz Class B Preferred Shares on the BM&FBOVESPA) approximately 72% of the trading volume in the Company’s Class B Preferred Shares occurred in Brazil on the BM&FBOVESPA.

ITEM 4. COMPARATIVE TRADING VOLUME DATA

Not applicable.

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

Since the consummation of the stock swap merger, or the Stock Swap Merger, of Aracruz with Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A.), or Fibria, on November 18, 2009 (the first trading date on the BM&FBOVESPA of the Fibria common shares issued in exchange for the Aracruz Class B Preferred Shares, as a result of the Stock Swap Merger), there have been no holders in any class of shares of Aracruz in the United States, and all the Aracruz shares have been held directly by Fibria or indirectly by three wholly-owned subsidiaries of Fibria that are not U.S. entities.

As explained in the Registration Statement on Form F-4 (Registration No. 333-162703) filed by Fibria with the Commission on October 28, 2009 in connection with the Stock Swap Merger, the purpose of the Stock Swap Merger was to cause Aracruz to become a wholly-owned subsidiary of Fibria.

ITEM 6. DEBT SECURITIES

Not applicable.

ITEM 7. NOTICE REQUIREMENT

Aracruz published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 17, 2009 by means of a press release distributed through a major financial news wire services in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F.

ITEM 8. PRIOR FORM 15 FILERS

Not applicable.

PART II

ITEM 9. RULE 12g3-2(b) EXEMPTION

Not applicable.

PART III

ITEM 10. EXHIBITS

Exhibit 99.1 Press release: Aracruz Celulose S.A. terminates its reporting obligations in the United States.

ITEM 11. UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Aracruz Celulose S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Aracruz Celulose S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ARACRUZ CELULOSE S.A.

By:	/s/ CARLOS AUGUSTO LIRA AGUIAR
Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer

By:	/s/ MARCOS GRODETZKY
Name: Marcos Grodetzky Title: Chief Financial and Investor Relations Officer

By:	/s/ EVANDRO CÉSAR CAMILLO COURA
Name: Evandro César Camillo Coura Title: Controllership & Risk Management Officer

Dated: December 17, 2009

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